Correspondence

                          SCHLUETER & ASSOCIATES, P.C.
                       1050 Seventeenth Street, Suite 1750
                             Denver, Colorado 80202
                                 (303) 292-3883
                            Facsimile (303) 296-8880


                                November 6, 2007

VIA EDGAR AND FACSIMILIE

Anne Nguyen Parker, Branch Chief
Carmen Moncada-Terry
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., NW
Washington, DC 20549

    Re:   New Frontier Energy, Inc.
          Pre-Effective Amendment No. 1 to Form SB-2 (SEC File No. 333-144986)

Dear Ms. Parker,

     On behalf of New Frontier Energy, Inc., (the "Company"), please find Pre-effective Amendment No. 1 to the Registration Statement on Form SB-2 that was originally filed with the United States Securities and Exchange Commission ("SEC" and "Commission") on July 31, 2007 (SEC File No. 333-144986).

     The Staff's comments are set forth below along with the Company's responses to those comments.

Form SB-2 Filed July 31, 2007
-----------------------------

General
-------

     1. We note that the holders of the 2.5% Series C Cumulative Convertible Preferred Stock have the option to have unpaid dividends accrue to the next Dividend Payment Date or be accreted to, and increase, the outstanding Stated Value (as such terms are defined in the Certificate of Designation of the Series C stock). This latter option enables the holders to continue to manage their risk with respect to the preferred stock. This suggests that the private sale of the preferred stock was not complete at the time the registration statement was filed. In these circumstances, Rule 152 is not available to separate the private sale of the preferred stock from the public sale of the common stock underlying the preferred stock. Please tell us if this registration statement is intended to cover any underlying shares that may accrete to and increase the Stated Value of the Series C stock. You are registering, for example, 1,587,500 shares that may be used to pay dividends on the Series C preferred stock. If so, please provide us with a detailed analysis explaining your compliance with Section 5 and your ability to rely on Rule 152. If you determine that Rule 152 is not available, please discuss the steps you intend to take address these concerns.

Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
November 6, 2007
Page 2


     The Company is not registering any shares of Common Stock that may accrete to and increase the Stated Value of the 2.5% Series C Cumulative Convertible Preferred Stock (the "Series C Preferred Stock"). The 1,587,500 shares begin registered are only going to be used to pay dividends on the Series C Preferred Stock and not to cover any shares that may be issued as a result of an increase in the Stated Value of the Series C Preferred Stock.

     We note that that pursuant to the Certificate of Designation of Preferences, Rights and Limitations of the Company's 2.5% Series C Cumulative Convertible Preferred Stock (the "Certificate of Designation"), the form of dividend payments may be, at the Company's option, in cash or duly authorized, validly issued, fully paid and non-assessable shares of the Company's $0.001 par value common stock ("Common Stock").

     The form of dividend payments to each holder is determined in the following order of priority: (i) if funds are legally available for the payment of dividends and the Equity Conditions (as defined in the Certificate of Designation) have not been met during the 20 consecutive Trading Days (as defined in the Certificate of Designation) immediately prior to the applicable Dividend Payment Date (as defined in the Certificate of Designation), in cash only; (ii) if funds are legally available for the payment of dividends and the Equity Conditions have been met during the 20 consecutive Trading Days immediately prior to the applicable Dividend Payment Date, at the sole election of the Corporation, in cash or shares of Common Stock which shall be valued solely for such purpose at the Conversion Price then in effect; and (iii) if funds are not legally available for the payment of dividends and the Equity Conditions have not been met during the 20 consecutive Trading Days immediately prior to the applicable Dividend Payment Date, then, at the election of such Holder, such dividends shall accrue to the next Dividend Payment Date or shall be accreted to, and increase, the outstanding Stated Value.

     Accordingly, only in the limited circumstances if the Corporation is not legally available to make payments of dividends or if the Equity Conditions are not met may the holders of the Series C Preferred Stock elect to increase the Stated Value (as defined in the Certificate of Designation). The satisfaction of these conditions, and the ability to manage their risk, is not in the control of the holders, but rather is in control of the Company. Further, the ability of the holders to mitigate their risk of the investment in the Series C Preferred Stock is limited because the amount of the dividend payments is at the then Conversion Price of the Series C Preferred Stock.

     2. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the cumulative convertible preferred stock that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the preferred stock). For purposes of this and the following comments, you may use the average market price from December 1, 2006 to January 16, 2007, which is the time during which you sold the Series C convertible preferred stock.

Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
November 2, 2007
Page 3

     The Company has included disclosure in the Registration Statement in response to this comment to indicate the total dollar value of the securities underlying the Series C Preferred Stock, based upon the price of the Company's common stock on the three dates of closing of the sale of the Series C Preferred Stock.

     3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

     Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the preferred stock and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of preferred stock.

     The Company has included disclosure in the Registration Statement in response to this comment to indicate each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction. Further, the Company has disclosed the net proceeds to the issuer from the sale of the Series C Preferred Stock and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of preferred stock.

     4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

     o the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the preferred stock, presented in a table with the following information disclosed separately [in this comment, the reference to "securities underlying the preferred stock" means the securities underlying the preferred stock that may be received by the persons identified as selling shareholders];

     o the market price per share of the securities underlying the preferred stock on the date of the sale of the preferred stock;

     o the conversion price per share of the underlying securities on the date of the sale of the preferred stock, calculated as follows:

          o if the conversion price per share is set at a fixed price, use the price per share established in connection with the sale of the preferred stock; and

Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
November 2, 2007
Page 4


          o if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the preferred stock and determine the conversion price per share as of that date;

     o the total possible shares underlying the preferred stock (assuming no dividend payment and complete conversion);

     o the combined market price of the total number of shares underlying the preferred stock, calculated by using the market price per share on the date of the sale of the preferred stock and the total possible shares underlying the preferred stock;

     o the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the preferred stock calculated by using the conversion price on the date of the sale of the preferred stock and the total possible number of shares the selling shareholders may receive; and

     o the total possible discount to the market price as of the date of the sate of the preferred stock, calculated by subtracting the total conversion price on the date of the sale of the preferred stock from the combined market price of the total number of shares underlying the preferred stock on that date.

     If there are provisions in connection with the preferred stock that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

     The Company has included disclosure in the Registration Statement in response to this comment to indicate the total possible profit the selling shareholders could realize as a result of the conversion discount for the Common Stock underlying the Series C Preferred Stock.

     5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

     o the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

     o market price per share of the underlying securities on the date of the sale of that other security;

Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
November 2, 2007
Page 5

     o the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

          o if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

          o if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

     o the total possible shares to be received under the particular securities (assuming complete conversion/exercise;

     o the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

     o the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

     o the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

     The Company has included disclosure in the Registration Statement in response to this comment to indicate the total possible profit the selling shareholders could realize as a result of the exercise or conversion discounts for securities underlying any other warrants, options, notes, or other securities of the Company.

     6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

     o the gross proceeds paid or payable to the issuer in the preferred stock transaction;

     o all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 3;

     o    the resulting net proceeds to the issuer; and

     o the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the preferred stock and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment 4 and comment 5].

Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
November 2, 2007
Page 6

     Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments [as disclosed in response to comment 3] and the total possible discount to the market price of the shares underlying the preferred stock [as disclosed in response to comment 4] divided by the net proceeds to the issuer from the sale of the preferred stock, as well as the amount of that resulting percentage averaged over the term of the preferred stock.

     The Company has included disclosure in the Registration Statement in response to this comment.

     7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

     o    the date of the transaction;

     o the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

     o the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

     o the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

     o the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

     o the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

     o the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
November 2, 2007
Page 7

     The Company has included disclosure in the Registration Statement in response to this comment to indicate all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or to the knowledge of the Company, any person with whom any selling shareholder has a contractual relationship regarding the transaction.

     8. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

     o the number of shares outstanding prior to the preferred stock transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

     o the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

     o the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

     o the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

     o the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

     In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

     The Company has included disclosure on each selling shareholder that has responded to the Company's request for information so the Company may respond to this comment. The Company will disclose the additional responses received from its shareholders on this comment by amendment to the Registration Statement prior to requesting acceleration.

     9. Please provide us, with a view toward disclosure in the prospectus, with the following information:

     o whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

     o whether - based on information obtained from the selling shareholders -' any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
November 2, 2007
Page 8

     o the date on which each such selling shareholder entered into that short position; and

     o the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the preferred stock transaction and the filing of the registration statement (e.g., before or after the announcement of the preferred stock transaction, before the filing or after the filing of the registration statement, etc.).

     The Company has included disclosure in the Registration Statement in response to this comment to indicate that the Company has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities. The Company has included disclosure on each selling shareholder that has responded to the Company's request for information so the Company may respond to this comment. The Company will disclose the additional responses received from its shareholders on this comment by amendment to the Registration Statement prior to requesting acceleration.


     10. Please provide us, with a view toward disclosure in the prospectus, with:

     o a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the preferred stock; and

     o copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the preferred stock.

     If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

     The Company hereby confirms that the Registration Statement includes a materially complete description of the relationships and arrangements between the Company and each of the Selling Shareholders in connection with the sale of the Series C Preferred Stock. The Company has included in the Amendment copies of all agreements between it and the selling shareholders, any affiliates of the selling shareholders, or any person, to the knowledge of the Company with whom any selling shareholder has a contractual relationship regarding the sale of the Series C Preferred Stock. The Company has included as an exhibit to the Amendment a copy of Placement Agent Agreement with Westminster Securities Corporation dated November 14, 2006, as amendment on January 16, 2007, the placement agent for the Series C Offering.

     11. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

     The Company has included disclosure in the Registration Statement to describe the method by which the Company determined the number of shares it seeks to register in connection with the Registration Statement. The disclosure is under the caption "Method of Determining the Number of Shares of Common Stock Registered in this Prospectus."

Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission
November 2, 2007
Page 9

     12. With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

     The Company has disclosed the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by each selling shareholder that is a legal entity in the section of the Registration Statement entitled "Selling Shareholders."

     The Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings,
(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or would like any additional information, please contact the undersigned directly at the address, telephone and fax number listed above.

                                   Sincerely,

                                   SCHLUETER & ASSOCIATES P.C.


                                   /s/ David Stefanski
                                   -----------------------------
                                   David Stefanski

cc:      New Frontier Energy, Inc.


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